The Walt Disney Company

Vote FOR: Item #4 – Report on Walt Disney’s Lobbying Expenses

Annual Meeting: March 9, 2022

Contact: Lydia Kuykendal, Director of Shareholder Advocacy, Mercy Investment Services

lkuykendal@mercyinvestments.org

BACKGROUND

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of Disney shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to Disney’s reputation and shareholder value. In the wake of the January 6, 2021 riots, transparency and accountability of corporate lobbying activities and expenditures are increasingly important.

Mercy Investment Services, together with co-filers: Boston Trust Walden; First Affirmative Financial Network, LLC; Boston Common Asset Management; Congregation of St. Joseph; Daughters of Charity-Province of St. Louise; Sisters of the Order of St. Benedict, Rock Island; Benedictine Sisters of Mount St. Scholastica; and Benedictine Sisters of Virginia, are urging shareholders to vote FOR Proposal 4 at the shareholder meeting on March 9, 2022.

RESOLVED CLAUSE

Resolved, the shareholders of Disney request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by Disney used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	Description of management’s decision-making process and the Board’s oversight for making payments described above.

For purposes of this proposal, a “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Disney is a member.

Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

The report shall be presented to the Governance and Nominating Committee and posted on Disney’s website.

RATIONALE DETAILS

Need for Transparency in the Wake of the Capitol Insurrection
After January 6, 2021 Disney announced it will not make political contributions in 2021 to lawmakers who voted to reject the certification of the Electoral College votes.1 But the lingering question is whether these changes that companies like Disney made in response to the Jan. 6 insurrection will be simply temporary measures to repair reputational damage, or something more lasting.2

Investors are also asking companies to disclose contributions they make to trade associations and other third-party groups that use that money to influence policy.

The concern for investors is that although Disney has a large lobbying footprint, a complete picture of its spending to influence public policy, including payments to third-party groups and unreported grassroots lobbying, is unavailable for shareholders. More broadly, the attack on the U.S. Capitol and the “Big Lie” challenging the validity of the election results has revealed an entirely new level of reputational risk for corporate lobbying (and political) expenditures, particularly to third-party groups.

We believe Disney needs to commit to corporate political responsibility by increasing its transparency by disclosing all of its third-party spending to influence public policy.

Reputation: Corporate Reputation Is an Important Component of Shareholder Value

•	Disney’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage.
•	According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[3]
•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalisation across the FTSE 100 & 250.”[4] Furthermore, the Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[5]
•	A 2014 Deloitte survey found 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[6]
•	Clearly, corporate reputation has significant impact on shareholder value.

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1 https://www.hollywoodreporter.com/news/comcast-att-facebook-suspend-political-contributions-following-capitol-riot

2 https://www.newyorker.com/business/currency/corporate-america-reckons-with-its-role-enabling-trump

3 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

4 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

5 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf.

6 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf.

Federal Lobbying – Disney Spends Millions Each Year

•	Disney spent $7,690,000 in 2020 and 2021 on federal lobbying activities.
•	And from 2010 – 2021, Disney reported spending $46,365,000 on federal lobbying.
•	Disney’s federal lobbying efforts have been described as “so effective that the United States changed its copyright law twice, in 1976 and in 1998.”[7]

State Lobbying – Information on Disney’s Spending Difficult to Obtain

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information at many states.[8]
•	Disney’s state-level lobbying spending is likely significant. According to a 2017 study that looked at disclosures from the six states with the most robust reporting requirements, Disney spent $3,330,584 lobbying between 2012 and 2015.[9]
•	Disney’s lobbying in Florida has been described as “the 800-pound mouse protecting its cheese in the backrooms of city hall and state government.” And “[i]ts army of representatives give regular input on standard business concerns such as employee wage and benefit issues, worker’s compensation and changes in the Tax Code.” [10]
•	In Florida, Disney has been lobbying to cut taxes on video streaming services and other technologies in a move that reportedly could cost local governments nearly $200 million a year.[11] And Disney lobbied for a state bill to block a successful Orange County ballot measure which would have required employers in the county to offer paid sick leave.[12]
•	In California, Disney has spent over $4.4 million on lobbying from 2010 – 2021.[13]

International Lobbying

•	Disney also lobbies abroad, reportedly spending between €800,000 – €899,000 on lobbying in Europe for 2020.[14]

Disney Doesn’t Disclose Social Welfare Organization Spending (AKA Dark Money), and It Should.

•	Disney’s disclosure notably leaves out its payments to social welfare organizations (501(c)(4) organizations), which can also engage in unlimited lobbying as well as other partisan political activity.

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7 https://promarket.org/shareholders-at-the-gate-the-increasing-pressure-on-ceos-for-more-transparency/

8 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513.

9 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 31.

10 Barbara Liston, “Florida’s Mouse behind the Curtain,” Politico, June 18, 2015, https://www.politico.com/magazine/story/2015/06/what-works-orlando-disney-politics-119167.

11 https://www.orlandosentinel.com/news/os-ne-disney-lobbying-disney-plus-tax-20200129-rczbllax5jf65ig43uatnnzzqy-story.html

12 https://www.orlandoweekly.com/orlando/floridas-local-governments-are-sick-and-tired-of-state-lawmakers-pre-empting-home-rule-and-theyre-starting-to-push-back/Content?oid=26756020

13 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1144086&session=2021&view=activity.

14 https://lobbyfacts.eu/representative/6fd00451c350435ea410744e2fdd547c/the-walt-disney-company-benelux-bvba

•	For example, Disney is a member of the RATE Coalition, a social welfare group that was reportedly “preparing a seven-figure digital advertising campaign” as part of a “massive lobbying blitz” against raising corporate taxes.[15]
•	Disney disclosed giving the California Taxpayers Association (CTA) $500,000 in political contributions in 2020. CTA is a social welfare group that lobbies in California, spending $110,631 on lobbying in 2020.[16] Disney’s CTA involvement in Anaheim politics has drawn scrutiny. 2016 press reports noted that “Disney’s money follows a complicated path — typically flowing from group to group with names like “Orange County Freedom Fund” and “California Taxpayers Association,” before being spent on mailers that bear no trace of Disney’s sponsorship.[17]
•	Disney also reportedly supports another social welfare group, Support Our Anaheim Resort Area, known as SOAR, that was founded in 2007 with backing from Disney in part to fight a housing development proposed near its resort, with Disney reportedly giving SOAR $2.1 million at that time.[18]
•	Disney’s trade association membership in Associated Industries of Florida (AIF) has attracted media scrutiny in the ongoing Florida dark money scandal involving a social welfare group, Let’s Preserve the American Dream (LPTAD). LPTAD gave $1.15 million in 2020 to “Grow United Inc.,” another nonprofit that in turn provided more than half a million dollars that was used to fund “ghost” candidates in Florida senate races. LPTAD “has extensive ties to Associated Industries of Florida, the corporate-lobbying group whose biggest donors include … Walt Disney World.”[19] LPTAD, which was originally named “Associated Industries for America’s Future” is run out of AIF’s Tallahassee headquarters by a former AIF vice president.[20] Shareholders have no way to know if Disney made contributions to Let’s Preserve the American Dream, because Disney fails to provide disclosure of its contributions to social welfare groups.

Trade Association Blind Spot

•	Corporations make payments to trade associations that are used lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.7 billion since 1998.[21]
•	Disney shareholders face a trade association blind spot, as Disney fails to disclose a closed top limit for its trade association payments. Its 2020 trade association disclosure notes Disney belonged to three trade associations which received more than $500,000 in dues. All a reader can tell here is that these organizations received over $500,000. There is no way for a reader to know whether these trade associations received $500,001, $1,000,000 or $5,000,000 in dues. You don’t know, and that’s the problem for shareholders. It is also unclear whether this disclosure captures any payments in addition to dues made to trade associations, or the portions of these payments used for lobbying.

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15 https://www.washingtonpost.com/us-policy/2021/08/31/business-lobbying-democrats-reconciliation/.

16 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1146810&view=activity&session=2019.

17 https://voiceofoc.org/2016/11/disney-breaks-its-own-spending-record-in-anaheim-election/.

18 https://www.latimes.com/projects/la-fi-disney-anaheim-city-council/

19 https://www.orlandosentinel.com/news/os-ne-lets-preserve-the-american-dream-senate-ghost-candidates-20211118-fhplycqaijcixkrr3nipee5qne-story.html.

20 https://www.orlandosentinel.com/news/os-ne-lets-preserve-the-american-dream-dark-money-20220120-lqy5mvjcbfcbxajc2xkgf3x7wq-story.html.

21 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

•	For example, Disney serves on the board of the National Association of Broadcasters, which spent $9,220,000 on lobbying in 2020,[22] yet all a reader can tell is that Disney gave this group more than $500,000 and 100 percent of this unknown amount was used for lobbying. And Disney serves on the board of NCTA - The Internet & Television Association, which spent $15,460,000 on lobbying in 2020,[23] yet a reader can only tell that Disney gave NCTA more than $500,000 and 24 percent of this amount was used for lobbying.

Reports of Disney Trade Association’s Lobbying

•	Disney is a member of the National Restaurant Association (NRA). The NRA has spent millions on the state level over sick leave policies, and the NRA has worked with the controversial American Legislative Exchange Council (ALEC) to stop local measures to enact paid sick leave laws by passing state laws preempting any local measures.[24]
•	Disney is a member of the Florida Chamber of Commerce. Disney’s involvement in leading the Florida Chamber of Commerce to lobby to oppose casino legislation and preserve a controversial tax advantage for Internet-based travel operators has drawn negative scrutiny.[25]
•	Disney also serves on the board of the California Chamber of Commerce.[26] The California Chamber of Commerce has attracted media scrutiny for opposing parental leave laws, as has Disney’s role in the group.[27]

Disney’s Trade Association Ties to Controversial Groups

Disney’s membership in certain trade associations also has significant indirect impact. For example, the Chamber is a member of the American Legislative Exchange Council (ALEC), serving on its Private Enterprise Advisory Council.28

•	ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. More recently it has drawn attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results,[29] as well as promoting voter suppression[30] and critical race theory.[31]

•	Even before the riots, ALEC drew negative scrutiny for putting brand reputations at risk when a lawyer associated with it was involved in a phone call President Trump made to Georgia Secretary of State Brad Raffensperger in an attempt to overturn election results.[32]

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22 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2020&id=D000000202.

23 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2020&id=D000022131.

24 “The National Restaurant Association Spends Big to Keep Wages Low,” The Progressive May 14, 2014, https://progressive.org/dispatches/national-restaurant-association-spends-big-keep-wages-low/.

25 “Critics: Disney Has Too Much Influence in Florida Chamber of Commerce,” Orlando Sentinel, October 27, 2011, https://www.orlandosentinel.com/os-xpm-2011-10-27-os-disney-florida-chamber-influence-20111027-story.html.

26 http://advocacy.calchamber.com/board-of-directors/

27 “Family Friendly? Disney Funds Lobbyists Fighting to Deny Americans Parental Leave,” Republic Report, May 29, 2012, https://www.republicreport.org/2012/walt-disney-company-parenta-leave/.

28 https://www.alec.org/group/private-enterprise-advisory-council-2/

29 https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/

30 https://www.exposedbycmd.org/2021/06/14/cmd-joins-300-groups-in-call-for-companies-to-quit-alec-over-voter-suppression-bills/.

31 https://www.triplepundit.com/story/2021/critical-race-theory-alec/725786.

32 https://www.triplepundit.com/story/2021/reputation-alec-trump-phone-call/709706

•	Disney’s major trade associations also support controversial groups like the Competitive Enterprise Institute (CEI). CEI is controversial for promoting climate denial.

•	For example, in 2019, CEI ran a campaign attacking “Meet the Press,” online and in full-page ads in The Wall Street Journal and The Washington Post, for excluding climate change deniers from its special on the issue. The same year, the National Association of Broadcasters, NCTA and Motion Picture Association — three trade associations Disney contributed over $500,000 to in 2020 and serves on the boards — were listed as sponsors of CEI's annual gala, according to a program from the event obtained by The New York Times.[33]
•	The story looking at Disney’s lobbying which highlighted Disney’s trade association connections to CEI noted there is no evidence that Disney has directly contributed to CEI.[34]
•	But again, while Disney may not be directly giving to controversial groups like ALEC and CEI, its major trade associations are.

Climate Change Misalignment

•	We believe Disney’s trade association payments used for lobbying could pose reputational risks. For example, Disney signed an agreement to work with United Nations Environment to combat and raise awareness around climate change, a commitment we commend. Yet the Chamber where we are a member has worked to undermine the implementation of the Paris climate accord. For 2020, Disney paid $250,001-$500,000 in dues to the Chamber, of which 25 percent was used for lobbying.
•	Groups are calling on Chamber members like Disney to change the Chamber’s position against science-based climate legislation.[35] In fact over 20 companies that are Chamber members have created a climate committee to work inside the Chamber to update and change its backward-looking climate policies, In doing so they acknowledge the misalignment between their climate positions and that of the Chamber and the need to be an active voice pressing for change.

Other Companies Are Reporting Significant Lobbying and Public Policy Issues

•	Companies have begun producing reports which assess the alignment between company positions, including on climate change, and the positions and lobbying of their key trade associations. Examples of companies producing reports include BP, Pfizer, GM, Bayer and Shell.
•	Disney uses the Global Reporting Initiative (GRI) for sustainability reporting.
•	GRI Standard 415: Public Policy “addresses the topic of public policy. This includes an organization’s participation in the development of public policy, through activities such as lobbying and making financial or in-kind contributions to political parties, politicians, or causes.”[36]
•	Under GRI Standard 415, a company “should report:
o	(1) the significant issues that are the focus of its participation in public policy development and lobbying;
o	(2) the company’s stance on these issues, and any differences between its lobbying positions and any stated policies, goals, or other public positions.”

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33 https://int.nyt.com/data/documenthelper/1366-cei-gala-program/1438e537f20a04a672f6/optimized/full.pdf#page=1.

34 ”Investors press Disney to reveal more about its lobbying,” E&E News, February 1, 2021, at https://www.eenews.net/climatewire/2021/02/01/stories/1063723963?utm_campaign=edition&utm_medium=email&utm_source=eenews%3Aclimatewire.

35 https://chamberofcommercewatch.org/chamber-climate-conflicts-1-disneys-problematic-relationship-with-the-u-s-chamber-of-commerce/

36 https://www.globalreporting.org/standards/media/1030/gri-415-public-policy-2016.pdf.

•	We believe GRI-reporting companies like Disney should be evaluating and disclosing the significant issues it lobbies on and any differences between its lobbying positions and its stated polices, goals and public positions.

Broad International Support for Lobbying Transparency

•	The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.[37]
•	On January 27, 2022, the Principles for Responsible Investment (PRI) released a new report, the Investor Case of Responsible Political Engagement, noting investors need to understand the intended objectives, processes and outcomes of companies’ political engagement to determine the extent to which they align with their long-term interests and shared societal needs.[38] The report highlights Disney, noting “the Walt Disney Company has been linked through its membership of trade associations (National Restaurant Association and California Chamber) to lobbying efforts against raising the minimum wage, implementing paid sick leave and the current US administration plans to mitigate climate change.”[39]
•	PRI has also released a 2018 guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with a company positions.[40]
•	In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7, sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies counteract ambitious climate policy, either directly or through their trade associations.[41]
•	The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.[42]

Disney Has Its Lobbying Information and Could Easily Report It to Shareholders

•	Disney claims that “the additional measures sought by the proponents would not be an efficient use of resources.”
•	This argument is disingenuous, as Disney is required to report its federal and state lobbying, including all indirect lobbying through its trade associations and social welfare groups, and has all of this information available, so it could be readily provided to shareholders in a single report at minimal expense.

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37 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

38 https://www.unpri.org/governance-issues/the-investor-case-for-responsible-political-engagement/9366.article.

39 https://www.unpri.org/download?ac=15716.

40 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

41 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 29, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

42 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm

Political Contributions Disclosure Rankings Do Not Measure Lobbying Disclosure

•	The Board argues that Disney has been ranked in the “First Tier” for 2021, 2020 and 2019 in the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, a report that measures political disclosure and accountability policies and practices of companies in the S&P 500. However, this argument is misleading since the Company’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure. The Company conflates electoral and lobbying spending disclosures in its Proxy Statement and implies that both issues are covered in the ranking. The fact that the Company touts being ranked as a trendsetter on the CPA-Zicklin Index, a measurement of transparency in political contributions but not lobbying, suggests that Disney could, in fact, become a leader in lobbying disclosure as well.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If Disney has nothing to hide, transparent disclosure will simply show that its lobbying is being done for the company and shareholders’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Disney’s best interests.

CONCLUSION

Disney’s opposition statement to this proposal states “This is the seventh year this proposal has been presented, and it has failed to obtain majority support in any of its prior submissions”. What they fail to disclose is that there has been substantial shareholder support each of those years – ranging from 30% to close to 40%. Therefore, it is curious that the company has continued to ignore the wishes of many of its shareholders and failed to disclose information they already collect. The well-documented reputational risks of Disney’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details. For all of the above reasons, we believe that Disney’s current lobbying disclosures are inadequate to protect shareholder interests.

Vote “FOR” on Shareholder Proposal #4, “Report on Walt Disney Company’s Lobbying Expenses” at the annual general meeting on March 9, 2022.

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